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                                                                  EXHIBIT (A)(1)

                          [LETTERHEAD OF THE COMPANY]

                                                                 October 2, 2001

To our Shareholders:

   As you know, on September 25, 2001, AES Comunicaciones de Venezuela, C.A., a company jointly owned by The AES Corporation and Corporacion EDC, C.A., launched a tender offer to purchase a portion of our shares and American Depositary Shares (ADSs). Enclosed is our response to and recommendation regarding the tender offer in the form of a Schedule 14D-9 filed with the U.S. Securities and Exchange Commission today.

   After careful consideration of the tender offer and consultation with our financial advisor, Goldman Sachs & Co., and our legal advisors, your Board of Directors has concluded that the tender offer is not in the best interests of the Company or its shareholders and holders of ADSs and recommends that you reject the tender offer.

   Among the factors that the Board took into account were the following:

    . The Board is not satisfied with the price offered for a partial offer for the shares and ADSs.

    . The proposed transactions will have adverse tax effects on remaining shareholders and ADS holders.

    . As a result of the merger proposed by AES between the Company and AES Comunicaciones de Venezuela, the Company's employees will be employed by a new employer which may adversely affect the successor corporation and its shareholders.

    . The plans of AES following successful conclusion of the tender offer and the transactions contemplated by the tender offer would leave the Company in a weakened financial and operational position and create significant uncertainty as to the amount and timing of the payment of dividends.

    . AES has no experience in operating a national telephone network and there are no material synergies between the Company and AES.

    .  The tender offer is highly conditional.

    . The purchase of the shares and the ADSs in the tender offer will adversely affect the liquidity of the remaining shares and ADSs.

    . The tender offer is coercive because it is a partial offer and there is uncertainty over the value of the remaining shares.

   The reasons for our recommendation are more fully set forth in the attached
Schedule 14D-9. We urge you to review it with care. We believe the Company continues to have promising financial prospects, backed by a strong cash flow, and we ask that you affirm your commitment to your investment in the Company by rejecting the tender offer.

                                          Sincerely yours,

                                          The Board of Directors